Exhibit (a)(1)(vii)

Oaktree Capital Management, L.P. 333 S Grand Avenue, 28th floor Los Angeles, CA 90071 p +1 310 442-0542 www.oaktreecapital.com

December 23, 2025

Dear Valued Investor,

Thank you for choosing to invest in Oaktree Strategic Credit Fund (“OSCF” or the “Fund”). We believe OSCF offers investors access to a differentiated private credit portfolio that reflects Oaktree’s long-standing emphasis on disciplined underwriting, rigorous credit selection, and prudent portfolio construction across market environments.

OSCF benefits from the scale, experience, and sourcing capabilities of the broader Oaktree platform, enabling participation across a wide range of private credit opportunities while maintaining the flexibility to be highly selective. The portfolio is conservatively positioned, with payment-in-kind (“PIK”) income representing 1.4% of total investment income for the quarter ended September 30, 2025, non-accruals at fair value of 0.04%, and a net debt-to-equity ratio of approximately 0.50 times as of September 30, 2025. Each of these metrics compares favorably to the non-traded business development company (“BDC”) peer set¹ and, in our view, underscores the defensive orientation of the Fund. The Fund is designed to provide steady income distributions with modest accretion, which produced a 9.4%2 annualized net distribution rate and 10.0% 3-year total return3 based on the October 31, 2025 net asset value (“NAV”) for the Fund’s Class I Common Shares.

Capital inflows during the fourth calendar quarter to date are over $300 million4, bringing full-year 2025 fundraising to approximately $1.7 billion. Fourth-quarter share repurchases are currently estimated at approximately 4.2% of shares outstanding as of September 30, 2025. The Fund will honor all tenders submitted during the most recent quarterly repurchase period, which concluded on December 12, 2025. Final repurchase amounts will be disclosed in February 2026 following the determination of the December 31, 2025 NAV, in connection with the Fund’s ordinary-course filings with the Securities and Exchange Commission.

OSCF remains firmly anchored in Oaktree’s investment philosophy, shaped over more than three decades of investing in sub-investment-grade credit, with an unwavering focus on the primacy of risk control. Our objective continues to be the pursuit of attractive long-term returns while assuming less-than-commensurate risk.

Very truly yours,

Armen Panossian CEO & Co-CIO	Mathew Pendo President	Raghav Khanna Co-CIO	Milwood Hobbs, Jr. Deputy CIO

END NOTES

1.

As of September 30, 2025. Non-traded BDC peer set include non-traded BDCs that are externally managed, had effective registration statements as of 2024 and were broadly distributed, have broad exposure across industries in their investments and are not sector-focused, and had net asset values in excess of $2 billion as of December 31, 2024: Apollo Debt Solutions (ADS), Ares Strategic Income Fund (ASIF), Blackstone Private Credit Fund (BCRED), Blue Owl Credit Income Corp. (OCIC), Golub Capital Private Credit Fund (GCRED) and HPS Corporate Lending Fund (HLEND).

2.

For the twelve months ended November 30, 2025. Annualized Net Distribution Rate reflects the current month’s distribution annualized and divided by the prior month’s last reported NAV. There is no assurance we will pay distributions and distributions may be modified at the Board’s discretion. Distributions may be funded from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds. Distributions paid from offering proceeds may constitute a return of capital. We have no limits on the amounts we may pay from such sources to fund distributions. For the twelve months ended September 30, 2025, the Fund estimates that approximately 84% of the distribution referenced herein is attributable to current fiscal year net investment income and that the remaining portion (16%) may be considered a return of capital, each as determined in accordance with generally accepted accounting principles. Final determination of our annualized distribution rate’s tax character will be reported on Form 1099 DIV sent to shareholders each January (as applicable). Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Oaktree Fund Advisors, LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates, and therefore can reduce future distributions to which you would otherwise be entitled. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from our continuous offering (and any future offering) and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of our continuous offering (and any future offering) will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. Where distributions are funded through borrowings, the distribution rate may not be sustainable. The Annualized Net Distribution Rate for the other share classes of the Fund are as follows: 8.5% for Class S Common Shares, 9.1% for Class D Common Shares and 8.5% for Class T Common Shares.

3.

Three-year Total Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Returns for periods greater than one year are annualized. Total Return for the other share class of the Fund with a three-year track record is as follows: 9.1%/8.1% for Class S Common Shares (no/with upfront placement fee). For the share classes that have not been outstanding for at least three years, since inception returns are as follows: 9.8%/9.3% for Class D Common Shares (no/with upfront placement fee) and 0.9%/-2.6% for Class T Common Shares (no/with upfront placement fee). Inception date for Class D and Class T Common Shares: June 1, 2023 and September 1, 2025, respectively.

4.	Includes subscriptions closed quarter to date as of December 18, 2025. Fourth calendar quarter 2025 inflows are not yet final and are subject to finalization with the Fund’s transfer agent.

Forward-Looking Statements

This letter contains forward-looking statements about Oaktree Strategic Credit Fund’s business, including, in particular, statements about its plans, strategies and objectives. You can generally identify forward looking statements by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include Oaktree Strategic Credit Fund’s financial projections and estimates and their underlying assumptions, plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and they are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and most of which are beyond Oaktree Strategic Credit Fund’s control. Although Oaktree Strategic Credit Fund believes the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there is no assurance that these forward-looking statements will prove to be accurate, and Oaktree Strategic Credit Fund’s actual results, performance and achievements may be materially different from that expressed or implied by these forward looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by Oaktree Strategic Credit Fund or any person that Oaktree Strategic Credit Fund’s objectives and plans, which it considers to be reasonable, will be achieved. You should carefully review the “Risk Factors” section of Oaktree Strategic Credit Fund’s prospectus dated January 14, 2025, as amended and/or supplemented from time to time (the “Prospectus”), and any updated risk factors included in Oaktree Strategic Credit Fund’s periodic filings with the Securities and Exchange Commission (the “SEC”), which will be accessible on the SEC’s website at www.sec.gov, for a discussion of the risks and uncertainties that Oaktree Strategic Credit Fund believes are material to its business, operating results, prospects and financial condition. These factors should not be construed as exhaustive, and they should be read in conjunction with the other cautionary statements that are included in this document (or the Prospectus and other SEC filings). Except as otherwise required by federal securities laws, Oaktree Strategic Credit Fund does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.